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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34370

Progressive Waste Solutions Ltd.
(Translation of registrant's name into English)

400 Applewood Crescent
2nd Floor
Vaughan, Ontario L4K 0C3
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of Progressive Waste Solutions Ltd. filed with the U.S. Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report 2013
99.2	Management Information Circular dated April 4, 2014 (including the Notice of Annual Meeting of Shareholders)
99.3	Form of Proxy and Voting Instruction Form for the Annual Meeting of Shareholders
99.4	Notice of Annual Meeting and Voting Instruction Form for the Annual Meeting of Shareholders

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 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2014

Progressive Waste Solutions Ltd.
By:	/s/ WILLIAM CHYFETZ Name: William Chyfetz Title: Vice President, Associate General Counsel and Secretary

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EXHIBIT LIST
SIGNATURE